SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Schedule 13E-3
(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

barnesandnoble.com inc.

(Name of the Issuer)

barnesandnoble.com inc.

barnesandnoble.com llc
Barnes & Noble, Inc.
B&N.com Holding Corp.
B&N.com Acquisition Corp.
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

067846 10 5

(CUSIP Number of Class of Securities)

Marie J. Toulantis	Leonard Riggio
barnesandnoble.com inc.	Barnes & Noble, Inc.
76 Ninth Avenue	122 Fifth Avenue
New York, New York 10011	New York, New York 10011
(212) 414-6000	(212) 633-3300

with copies to:

Morton A. Pierce, Esq.	Jay M. Dorman, Esq.
Jack S. Bodner, Esq.	Bryan Cave LLP
Dewey Ballantine LLP	1290 Avenue of the Americas
1301 Avenue of the Americas	New York, New York 10104
New York, New York 10019	(212) 541-2000
(212) 259-8000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☑

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$149,849,026	$12,122.79

(1)	The transaction value was based upon the sum of (a) the product of 44,141,587 common shares and the merger consideration of $3.05 per share and (b) the difference between (i) the product of the merger consideration of $3.05 per share and the 8,501,221 common shares subject to outstanding stock options of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 8,501,221 common shares.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, the amount of the filing fee was determined by multiplying $0.00008090 by the amount of the transaction valuation calculated above.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,122.79
Form or Registration No.: Schedule 14A
Filing Party: barnesandnoble.com inc.
Date Filed: January 26, 2004

Item 15. Additional Information.
Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 15.	Additional Information.	2
Item 16.	Exhibits.	2
SIGNATURE		5
EXHIBIT INDEX		6

INTRODUCTION

      This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 filed on January 26, 2004 (the “Original Schedule 13E-3” and, as amended by Amendment No. 1 thereto, dated March 8, 2004, Amendment No. 2 thereto, dated April 6, 2004 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 3, 2004, and this Final Amendment, this “Schedule 13E-3”) is being filed jointly by barnesandnoble.com inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“B&N.com Inc.”), barnesandnoble.com llc, a Delaware limited liability company (“B&N.com”), Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), B&N.com Holding Corp., a Delaware corporation and a wholly owned subsidiary of Barnes & Noble (“B&N Holding”), and B&N.com Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of B&N Holding (“B&N Acquisition” and, together with Barnes & Noble and B&N Holding, the “Barnes & Noble Parties”), in connection with the Agreement and Plan of Merger, dated as of January 8, 2004, among the Barnes & Noble Parties and B&N.com Inc. (the “Merger Agreement”), pursuant to which B&N Acquisition has merged with and into B&N.com Inc. (the “Merger”), with B&N.com Inc. continuing as the surviving corporation and an indirect wholly owned subsidiary of Barnes & Noble. B&N.com Inc., B&N.com and the Barnes & Noble Parties are referred to herein as the “Filing Persons.”

      The purpose of this Final Amendment is to report that (i) at a special meeting of B&N.com Inc. stockholders held on May 27, 2004, the holders of a majority of shares of Class A common stock, par value $0.001 per share, of B&N.com Inc. (the “Common Stock”), entitled to vote at such meeting, voted to approve and adopt the Merger Agreement and the Merger and (ii) on May 27, 2004, the Merger and the other transactions contemplated by the Merger Agreement were consummated.

      As a result of the Merger, each outstanding share of Common Stock, other than shares held by Barnes & Noble, B&N Holding and their respective subsidiaries and any shares with respect to which appraisal rights have been properly perfected under Delaware law, was converted into the right to receive $3.05 per share in cash, without interest, and all outstanding options to purchase shares of Common Stock, whether vested or unvested, were cancelled, and each holder is entitled to receive a cash payment for each cancelled option in an amount equal to the product of the number of shares of Common Stock subject to such option multiplied by the excess, if any, of $3.05 over the exercise price per share subject to such option.

      On May 3, 2004, B&N.com Inc. filed a definitive proxy statement (the “Definitive Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the B&N.com Inc. board of directors solicited proxies from B&N.com Inc. stockholders in connection with B&N.com Inc.’s special meeting of stockholders held on May 27, 2004, at which time B&N.com Inc. stockholders considered and voted on a proposal to approve and adopt the Merger Agreement and the Merger. The Definitive Proxy Statement is Exhibit (a)(1) hereto and a copy of the Merger Agreement is attached thereto as Annex A. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Definitive Proxy Statement.

      The information set forth in the Definitive Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Definitive Proxy Statement and the annexes thereto. This Schedule 13E-3 also incorporates by reference information from the periodic filings of B&N.com Inc., Barnes & Noble and Bertelsmann AG with the Securities and Exchange Commission. The information contained in this Schedule 13E-3 and/or the related Definitive Proxy Statement concerning B&N.com Inc. and B&N.com was supplied by B&N.com Inc. The information contained in this Schedule 13E-3 and/or the related Definitive Proxy Statement concerning each of the Barnes & Noble Parties was supplied by each such Barnes & Noble Party.

Item 15.	Additional Information.
Regulation M-A
Item 1011

(b)	On May 27, 2004, at a special meeting of B&N.com Inc. stockholders, the holders of a majority of shares of Common Stock entitled to vote at such meeting voted to approve and adopt the Merger Agreement and the Merger. The Merger became effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware later that day (the “Effective Time”). Pursuant to the Merger Agreement, at the Effective Time each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than shares held by Barnes & Noble, B&N Holding and their respective subsidiaries and any shares with respect to which appraisal rights have been properly perfected under Delaware law, was converted into the right to receive $3.05 per share in cash, without interest, and all outstanding options to purchase shares of Common Stock were cancelled, entitling each holder to receive a cash payment for each cancelled option in an amount equal to the product of the number of shares of Common Stock subject to such option multiplied by the excess, if any, of $3.05 over the exercise price per share subject to such option. At the Effective Time, B&N Acquisition was merged with and into B&N.com Inc., with B&N.com Inc. surviving the Merger as an indirect wholly owned subsidiary of Barnes & Noble. As a result of the Merger and the transactions consummated in connection therewith, at the close of business on May 27, 2004, the Common Stock was delisted from the NASDAQ National Market and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Exchange Act. On May 27, 2004, B&N.com Inc. filed a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission.

Item 16.	Exhibits.
Regulation M-A
Item 1016

(a)(1)*	Definitive Proxy Statement of barnesandnoble.com inc. filed with the Securities and Exchange Commission on Schedule 14A on May 3, 2004.

(a)(2)*	Form of Proxy Card filed with the Securities and Exchange Commission, together with the Definitive Proxy Statement on Schedule 14A, on May 3, 2004.

(a)(3)*	Press Release, dated November 7, 2003 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on November 12, 2003).

(a)(4)*	Press Release, dated January 8, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 9, 2004, and included in B&N.com Inc.’s Schedule 14A Information filed with the Securities and Exchange Commission on January 9, 2004).

(a)(5)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 9, 2004, including Press Release dated January 8, 2004.

(a)(6)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 12, 2004, including Employee Q&As dated January 8, 2004.

(a)(7)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on March 3, 2004, including correspondence to B&N.com Inc.’s employees dated March 2, 2004.

(a)(8)*	Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on May 4, 2004, including correspondence to B&N.com Inc.’s employees dated May 4, 2004.

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(a)(9)*	Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on May 13, 2004, including correspondence to B&N.com Inc.’s employees dated May 13, 2004.

(a)(10)*	Press Release, dated May 27, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on May 27, 2004).

(b)(1)*	Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co- arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on June 14, 2002).

(b)(2)*	Amendment No. 1 to Revolving Credit Agreement, dated as of August 29, 2002, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on December 16, 2002).

(b)(3)*	Amendment No. 2 to Revolving Credit Agreement, dated as of May 30, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on September 12, 2003).

(b)(4)*	Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, and that certain Amendment No. 2 dated as of May 30, 2003, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 18 to Barnes & Noble’s Schedule 13D/A filed with the Securities and Exchange Commission on January 9, 2004).

(c)(1)*	Opinion of Credit Suisse First Boston LLC, dated January 8, 2004 (included as Annex C in the Definitive Proxy Statement).

(c)(2)†	Written Materials of Credit Suisse First Boston LLC presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on January 8, 2004 (included in the Original Schedule 13E-3 filed with the Securities and Exchange Commission on January 26, 2004).

(c)(3)†	Written Materials of Citigroup Global Markets Inc. presented to the Board of Directors of Barnes & Noble, Inc. on November 6, 2003 (included in Amendment No. 2 filed with the Securities and Exchange Commission on April 6, 2004).

(c)(4)†	Written Materials of Citigroup Global Markets Inc. presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on November 12, 2003 (included in Amendment No. 2 filed with the Securities and Exchange Commission on April 6, 2004).

3

(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2004, by and among Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Acquisition Corp. and barnesandnoble.com inc. (included as Annex A in the Definitive Proxy Statement).

(d)(2)*	Purchase Agreement, dated as of July 29, 2003, by and between BOL.US Online, Inc., Bertelsmann AG and Barnes & Noble, Inc. (included as Exhibit 99.8 to Bertelsmann AG’s Schedule 13D/A filed with the Securities and Exchange Commission on July 31, 2003).

(f)*	Section 262 of the Delaware General Corporation Law (included as Annex B in the Definitive Proxy Statement).

(g)	Not applicable.

*	Incorporated by reference from the identified prior Securities and Exchange Commission filing.

†	Included in the identified prior Securities and Exchange Commission filing.

4

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARNESANDNOBLE.COM INC.

By:	/s/ Marie J. Toulantis

Name: Marie J. Toulantis
Title: Chief Executive Officer

BARNESANDNOBLE.COM LLC

By:	/s/ Marie J. Toulantis

Name: Marie J. Toulantis
Title: Chief Executive Officer

BARNES & NOBLE, INC.

By:	/s/ Joseph J. Lombardi

Name: Joseph J. Lombardi
Title: Chief Financial Officer

B&N.COM HOLDING CORP.

By:	/s/ Joseph J. Lombardi

Name: Joseph J. Lombardi
Title: Chief Financial Officer

B&N.COM ACQUISITION CORP.

By:	/s/ Joseph J. Lombardi

Name: Joseph J. Lombardi
Title: Chief Financial Officer

5

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)*	Definitive Proxy Statement of barnesandnoble.com inc. filed with the Securities and Exchange Commission on Schedule 14A on May 3, 2004.
(a)(2)*	Form of Proxy Card filed with the Securities and Exchange Commission, together with the Definitive Proxy Statement on Schedule 14A, on May 3, 2004.
(a)(3)*	Press Release, dated November 7, 2003 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on November 12, 2003).
(a)(4)*	Press Release, dated January 8, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 9, 2004, and included in B&N.com Inc.’s Schedule 14A Information filed with the Securities and Exchange Commission on January 9, 2004).
(a)(5)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 9, 2004, including Press Release dated January 8, 2004.
(a)(6)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 12, 2004, including Employee Q&As dated January 8, 2004.
(a)(7)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on March 3, 2004, including correspondence to B&N.com Inc.’s employees dated March 2, 2004.
(a)(8)*	Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on May 4, 2004, including correspondence to B&N.com Inc.’s employees dated May 4, 2004.
(a)(9)*	Schedule 14A Information filed under Rule 14a-2 with the Securities and Exchange Commission on May 13, 2004, including correspondence to B&N.com Inc.’s employees dated May 13, 2004.
(a)(10)*	Press Release, dated May 27, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on May 27, 2004).
(b)(1)*	Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on June 14, 2002).
(b)(2)*	Amendment No. 1 to Revolving Credit Agreement, dated as of August 29, 2002, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on December 16, 2002).
(b)(3)*	Amendment No. 2 to Revolving Credit Agreement, dated as of May 30, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on September 12, 2003).

Exhibit No.	Description of Exhibit

(b)(4)*	Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, and that certain Amendment No. 2 dated as of May 30, 2003, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 18 to Barnes & Noble’s Schedule 13D/ A filed with the Securities and Exchange Commission on January 9, 2004).
(c)(1)*	Opinion of Credit Suisse First Boston LLC, dated January 8, 2004 (included as Annex C in the Definitive Proxy Statement).
(c)(2)†	Written Materials of Credit Suisse First Boston LLC presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on January 8, 2004 (included in the Original Schedule 13E-3 filed with the Securities and Exchange Commission on January 26, 2004).
(c)(3)†	Written Materials of Citigroup Global Markets Inc. presented to the Board of Directors of Barnes & Noble, Inc. on November 6, 2003 (included in Amendment No. 2 filed with the Securities and Exchange Commission on April 6, 2004).
(c)(4)†	Written Materials of Citigroup Global Markets Inc. presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on November 12, 2003 (included in Amendment No. 2 filed with the Securities and Exchange Commission on April 6, 2004).
(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2004, by and among Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Acquisition Corp. and barnesandnoble.com inc. (included as Annex A in the Definitive Proxy Statement).
(d)(2)*	Purchase Agreement, dated as of July 29, 2003, by and between BOL.US Online, Inc., Bertelsmann AG and Barnes & Noble, Inc. (included as Exhibit 99.8 to Bertelsmann AG’s Schedule 13D/ A filed with the Securities and Exchange Commission on July 31, 2003).
(f)*	Section 262 of the Delaware General Corporation Law (included as Annex B in the Definitive Proxy Statement).

*	Incorporated by reference from the identified prior Securities and Exchange Commission filing.

†	Included in the identified prior Securities and Exchange Commission filing.